STIFEL, NICOLAUS & COMPANY, INCORPORATED

One South Street, 15th Floor

Baltimore, Maryland 21202

May 23, 2011

VIA ELECTRONIC TRANSMISSION

Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Sabre Industries, Inc.
Registration Statement on Form S-1
File No. 333-166432

Dear Ms. Anagnosti:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several Underwriters, wish to advise you that the Preliminary Prospectus dated May 12, 2011 was distributed during the period between May 12, 2011 through May 23, 2011, as follows:

Preliminary Prospectus

1,295 to institutional investors

2,830 to individuals

TOTAL: 4,125

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Sabre Industries, Inc. for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m. Eastern Time on May 25, 2011, or as soon thereafter as practicable.  The undersigned, as representative of the several Underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED as Representative of the several underwriters

By:	/s/ Justin P. Bowman
Name: Justin P. Bowman
Title: Managing Director, ECM